UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

YATRA ONLINE, INC.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number)

November 2, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

RCH Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Capital Partners International III (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Partners International III (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Investment Holdings III (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Investment Holdings III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Investment Holdings III Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity InvestCo. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Investment Holdings IC (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity Investment Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum InvestCo, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. G98338109	13G

1	NAMES OF REPORTING PERSONS

Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,783,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,783,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,783,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).  Name of Issuer:

Yatra Online, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 122002
India

Item 2(a).  Name of Person Filing:

This Schedule 13G is filed by each of (i) RCH Ltd., a Cayman Islands exempted company ("RCH"), (ii) Platinum Equity Capital Partners International III (Cayman), L.P., a Cayman Islands limited partnership ("PECPI III"), (iii) Platinum Equity Partners International III (Cayman), L.P., a Cayman Islands limited partnership ("PEPI III"), (iv) Platinum Equity Investment Holdings III (Cayman), LLC, a Delaware limited liability company ("PEIH III (Cayman)"), (v) Platinum Equity Investment Holdings III, LLC, a Delaware limited liability company ("PEIH III LLC"), (vi) Platinum Equity Investment Holdings III Manager, LLC, a Delaware limited liability company ("PEIH III Manager"), (vii) Platinum Equity InvestCo, L.P., a Cayman Islands limited partnership ("PEI LP"), (viii) Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company ("PEIH IC (Cayman)"), (ix) Platinum Equity Investment Holdings, LLC, a Delaware limited liability company ("PEIH LLC"), (x) Platinum InvestCo, LLC, a Delaware limited liability company ("PI LLC"), (xi) Platinum Equity, LLC, a Delaware limited liability company ("Platinum Equity"), and (xii) Tom Gores, an individual (each person or entity listed in clauses (i)-(xii), a "Reporting Person" and, collectively, the "Reporting Persons").

PECPI III is the majority shareholder of RCH and may be deemed to beneficially own the Ordinary Shares (as defined below) of the Issuer owned by RCH.

PEPI III is the general partner of PECPI III and may be deemed to beneficially own the Ordinary Shares beneficially owned by PECPI III.

PEIH III (Cayman) is the general partner of PEPI III and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEPI III.

PEIH III LLC is the sole member of PEIH III (Cayman) and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEIH III (Cayman).

PEIH III Manager is the sole manager of PEIH III LLC and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEIH III LLC.

PEI LP owns all of the economic interests in PEIH III LLC and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEIH III LLC.

PEIH IC Cayman is the general partner of PEI LP and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEI LP.

PEIH LLC is the sole member of PEIH IC Cayman and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEIH IC Cayman.

PI LLC is holds a controlling interest in PEI LP and may be deemed to beneficially own the Ordinary Shares beneficially owned by PEI LP.

Platinum Equity is the sole member of each of PEIH III Manager and PEIH LLC and may be deemed to beneficially own the Ordinary shares beneficially owned by each of PEIH III Manager and PEIH LLC.  Platinum Equity, together with Tom Gores, holds a controlling interest in PI LLC and may be deemed to beneficially own the Ordinary Shares beneficially owned by PI LLC.

Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the Ordinary Shares beneficially owned by Platinum Equity.  Mr. Gores disclaims beneficial ownership of all Ordinary Shares of the Issuer that are beneficially owned by each of the Platinum entities listed above with respect to which Mr. Gores does not have a pecuniary interest therein.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business address for each of the Reporting Persons is:

360 N. Crescent Drive, South Building
Beverly Hills, CA 90210

Item 2(c).  Citizenship:

RCH Ltd.	Cayman Islands
Platinum Equity Capital Partners International III (Cayman), L.P.	Cayman Islands
Platinum Equity Partners International III (Cayman), L.P.	Cayman Islands
Platinum Equity Investment Holdings III (Cayman), LLC	Delaware
Platinum Equity Investment Holdings III, LLC	Delaware
Platinum Equity Investment Holdings III Manager, LLC	Delaware
Platinum Equity InvestCo, L.P.	Cayman Islands
Platinum Equity Investment Holdings IC (Cayman), LLC	Delaware
Platinum Equity Investment Holdings, LLC	Delaware
Platinum InvestCo, LLC	Delaware
Platinum Equity, LLC	Delaware
Tom Gores	United States of America

Item 2(d).  Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share ("Ordinary Shares")

Item 2(e).  CUSIP Number:

G98338109

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Ordinary Shares listed on such Reporting Person's cover page.

RCH directly holds warrants of the Issuer exercisable for 3,783,948 Ordinary Shares.

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Ordinary Shares listed on such Reporting Person's cover page.

Calculations of the percentage of Ordinary Shares beneficially owned were determined based on  43,306,558 Ordinary Shares outstanding, which consist of: (a) 39,522,610 Ordinary Shares outstanding as of July 20, 2018, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on July 31, 2018, and (b) the 3,783,948 Ordinary Shares underlying the warrants held by RCH.

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:
See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:
See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed as Exhibit 1 hereto.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

RCH LTD.

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Director

PLATINUM EQUITY CAPITAL PARTNERS INTERNATIONAL III (CAYMAN), L.P.

By:	Platinum Equity Partners International III (Cayman), L.P., its General Partner

By:	Platinum Equity Investment Holdings III (Cayman), LLC, its General Partner

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President and Treasurer

PLATINUM EQUITY PARTNERS INTERNATIONAL III (CAYMAN), L.P.

By:	Platinum Equity Investment Holdings III (Cayman), LLC, its General Partner

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III (CAYMAN), LLC

By: /s/ Mary Ann Sigler
Name:  Mary Ann Sigler
Title:    President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Vice President and Treasurer

[Yatra Online, Inc.  - Schedule 13G]

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC, its General Partner

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By: /s/ Mary Ann Sigler
Name:  Mary Ann Sigler
Title:    Vice President and Treasurer

PLATINUM INVESTCO, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Executive Vice President, Chief Financial Officer
      and Treasurer

TOM GORES

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Attorney-in-Fact

[Yatra Online, Inc.  - Schedule 13G]

EXHIBIT LIST

Exhibit 1 Exhibit 2	Joint Filing Agreement, dated as of November 13, 2018, among the Reporting Persons. Power of Attorney granted by Tom Gores

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Yatra Online, Inc., a Cayman Islands company, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated as of November 13, 2018

RCH LTD.

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Director

PLATINUM EQUITY CAPITAL PARTNERS INTERNATIONAL III (CAYMAN), L.P.

By:	Platinum Equity Partners International III (Cayman), L.P., its General Partner

By:	Platinum Equity Investment Holdings III (Cayman), LLC, its General Partner

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President and Treasurer

PLATINUM EQUITY PARTNERS INTERNATIONAL III (CAYMAN), L.P.

By:	Platinum Equity Investment Holdings III (Cayman), LLC, its General Partner

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President and Treasurer

[Yatra Online, Inc.  - Joint Filing Agreement]

PLATINUM EQUITY INVESTMENT HOLDINGS III (CAYMAN), LLC

By: /s/ Mary Ann Sigler
Name:  Mary Ann Sigler
Title:    President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC, its General Partner

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By: /s/ Mary Ann Sigler
Name:  Mary Ann Sigler
Title:    Vice President and Treasurer

PLATINUM INVESTCO, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   President

[Yatra Online, Inc.  - Joint Filing Agreement]

PLATINUM EQUITY, LLC

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Executive Vice President, Chief Financial Officer
      and Treasurer

TOM GORES

By: /s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title:   Attorney-in-Fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mary Ann Sigler as the undersigned's true and lawful attorney-in-fact, with full power of substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to:

(1) prepare and execute for and on behalf of the undersigned Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, including any joint filing agreement thereunder, and do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or complete and execute any amendment or amendments thereto;

(2) prepare and execute for and on behalf of the undersigned reports of ownership on Schedule 13D or 13G under the Securities Exchange Act of 1934 and the rules thereunder, including any joint filing agreement thereunder, and do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports or schedules, and complete and execute any amendment or amendments thereto; and

(3) timely file such forms with the U.S. Securities and Exchange Commission and any stock exchange or similar authority, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney- in-fact, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of October, 2018.

                Tom Gores

        /s/ Tom Gores